Exhibit 1

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated as of June 19, 2013, is made by XSE, LLC, a Delaware limited liability company (“XSE”), to Kevin Weiss, an individual (“Weiss”), solely in his capacity as Chief Executive Officer of Xhibit Corp. (formerly known as NB Manufacturing, Inc.), a Nevada corporation (“Xhibit”).

WHEREAS, XSE is a principal shareholder of Xhibit, and Weiss is Chief Executive Officer of Xhibit.

WHEREAS, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated May 16, 2013, by and among Xhibit, Project SMI Corp., a Delaware corporation (“Merger Sub”), SHC Parent Corp. (“SHC”) and TNC Group, Inc., an Arizona corporation, as the Stockholder Representative of the SHC stockholders (“TNC”), the stockholders of SHC acquired, as “Merger Consideration”, 44,440,000 shares of Xhibit common stock, par value $0.0001 (“Common Stock”).  Capitalized terms used in this Agreement without definition have the meanings set forth in the Merger Agreement.

WHEREAS, effective as of on May 28, 2013, certain SHC stockholders made capital contributions of an aggregate of 41,773, 600 shares of Xhibit Common Stock to XSE Holdings, LLC, a Delaware limited liability company, in exchange for a member interest in XSE Holdings, LLC, and XSE Holdings, LLC made a capital contribution of those 41,773,600 shares of Xhibit Common Stock to XSE, LLC in exchange for a member interest in XSE.

WHEREAS, the remaining SHC stockholders who acquired shares of Xhibit Common Stock in the Merger have committed to make similar capital contributions to XSE Holdings, LLC, and XSE Holdings, LLC, thereafter has committed to make an additional capital contribution of 2,666,400 shares of Xhibit Common Stock to XSE.  Such transactions are in process.

WHEREAS, after all such capital contributions, XSE will be the beneficial and record owner of all 44,440,000 shares of Xhibit Common Stock issued as Merger Consideration (the “Shares”).

NOW, THEREFORE, XSE, intending to be legally bound, agrees as follows:

1.  Representations and Warranties.  XSE  hereby represents and warrants as follows:

(a)  It has all requisite power and authority to execute this Agreement and to consummate the transactions contemplated hereby.

(b)  This Agreement constitutes its valid and binding obligation, enforceable against it in accordance with its terms.

(c)  The execution, delivery and performance of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, amendment, cancelation or acceleration of any obligation or to loss of a material benefit under the Certificate of Formation and Limited Liability Company Agreement of XSE or under any agreement, instrument or commitment to which it is a party.

(d)  XSE is, as of the date of this Agreement, the record and beneficial owner of 41,773,600 of the Shares, and will acquire and become the record and beneficial owner of 2,666,400 of the Shares as soon as practicable, and has good, marketable and valid title to the Shares free and clear of any liens or encumbrances; provided, however, that 5,000,000 of the Shares are pledged as collateral to support the indemnification obligations of SHC and the Stockholder Representative under that certain Escrow Agreement, dated May 16, 2013, among TNC, Xhibit and First American Stock Transfer, as escrow agent (“Escrow Agent”).

(e)  TNC is the sole manager of XSE and, pursuant to the XSE Limited Liability Company Agreement, has the power and authority to vote the Shares, and neither XSE nor TNC has given any proxies with respect to any of the Shares, and none of the Shares are subject to any voting trust or other agreement, arrangement or restriction with respect to voting, except as contemplated by this Agreement.

(f) T he Whereas clauses are incorporated into and made a part of this Agreement.

2.  Voting Agreement.  XSE and the officers of TNC each covenants and agrees as follows:

(a)  At any meeting of, or pursuant to any written consent or other actions taken by, the persons or entities that are the then-holders of the Xhibit Common Stock (or, if converted, reclassified or otherwise changed into another class of stock, the then-voting stock of Xhibit) (the “Shareholders”) taken at any time and from time to time after the date of this Agreement, and at any postponement or adjournment thereof, called or sought to seek the affirmative vote of the Shareholders for the election of directors of Xhibit, or in any other circumstances upon which such a vote, consent or other approval of the Shareholders is sought, as long as this Agreement remains in effect, XSE will vote all of its Shares then owned to elect, or re-elect, as the case may be, Weiss to the Xhibit Board at each time Weiss is subject to election during the effectiveness of this Agreement.

(b)  Each of the President and Vice President of TNC, by executing this Agreement on behalf of XSE, also agrees to cause each of the Shares then owned to be voted in accordance with Section 2(a) of this Agreement.

(c)  In the event (i) of any dividend on the Shares payable in voting shares of any capital stock of Xhibit, or any split or subdivision of the Shares, or any recapitalization, reclassification, combination or exchange of the capital of Xhibit which affects the Shares and results in the holders thereof owning, or otherwise acquires beneficial ownership of, any voting securities of Xhibit other than the Shares, (ii) that XSE purchases or otherwise acquires beneficial ownership of or an interest in the capital of Xhibit after the execution of this Agreement or (iii) that XSE voluntarily acquires the right to vote or share in the voting of any voting securities of Xhibit other than the Shares (collectively, the “New Shares”), then such New Shares shall be subject to this Agreement.

3.  Termination.  This Agreement shall automatically terminate:  (a) on the date that Weiss is no longer the Chief Executive Officer of Xhibit; (b) on the date that Weiss is otherwise determined no longer to meet the qualification standards established and publicly disclosed by Xhibit’s Board of Directors from time to time, which determination must be communicated to Weiss, XSE and TNC in writing; or (c) in the event that XSE holds, for a period of thirty (30) continuous days, less than ten percent (10%) of the then-issued and outstanding Xhibit Common Stock.

4.  General Provisions.

(a)  Amendments.  This Agreement may not be amended except by an instrument in writing signed by each of XSE and Weiss.

(b)  Notice.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be given in writing, which may be by electronic mail, to the addresses set forth on the signature page.

(c)  Other Definitional and Interpretative Provisions.  The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  Terms defined in the singular in this Agreement shall also include the plural and vice versa.  The captions and headings herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(d)  Severability.  Any term or provision of this Agreement that is held by a court of competent jurisdiction or other governmental entity to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a governmental entity declares that any term or provision of this Agreement is invalid, void or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible; and the parties agree that the court asking such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

(e)  Counterparts.  This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which will constitute one instrument.

(f)  Entire Agreement; No Third-Party Beneficiaries.  This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.  Nothing herein, express or implied, is intended to or shall confer upon any person other than the parties to this Agreement and their permitted assigns any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

(g)  Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Nevada without regard to the conflict or choice of laws rules thereof or of any other jurisdiction.

(h)  Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any party to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party.  Any attempted assignment in violation of this Section 4(h) shall be void.  Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

(i)  Specific Enforcement.  Each of the parties hereto acknowledges and agrees that the other party hereto would be irreparably damaged in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Each party hereto irrevocably and forever waives any right or privilege that such party may have at any time to contest, in any court or other judicial forum, any of the matters stated in the immediately preceding sentence.  Accordingly, each of the parties hereto agrees that each shall be entitled to equitable relief (including specific performance and temporary and permanent injunctions) to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement, in addition to any other remedy to which either party may be entitled (whether at law, in equity or otherwise); in each case without the necessity of the moving party proving damages or posting any bond or undertaking in connection therewith.

[Signatures on the following page.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered as of the date first written above.

XSE, LLC, an Arizona limited liability company

By: TNC Group, Inc., its sole Manager

By:	/s/ Jahm Najafi
Name:	Jahm Najafi
Title:	President

By:	/s/ Tina Rhodes-Hall
Name:	Tina Rhodes-Hall
Title:	Vice President

Address:	2525 E. Camelback Road, Suite 850 Phoenix AZ 85016

ACKNOWLEDGED AND ACCEPTED:

/s/ Kevin Weiss
Kevin Weiss

Address:

With a copy of any notice to:
Winslett Studnicky McCormick & Bomser LLP 6 East 39th Street, 6th floor New York, NY 10016-0112 Attn: Larry Studnicky, Esq.